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RENAISSANCE CLOSES US$20 MILLION TERM LOAN FACILITY

November 19, 2015 – Vancouver, BC – Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V: ROE) is pleased to announce that it has entered into a credit agreement (the “Credit Agreement”) with Sprott Resource Lending Partnership (the “Lender”), pursuant to which the Company has been provided with a US$20 million senior secured term loan facility (the “Facility”). In consideration for the structuring and syndication of the Facility, Renaissance has issued an aggregate of 738,000 common shares (the “Bonus Shares”) as directed by the Lender. The Bonus Shares are subject to a hold period of four months plus one day from the date of issuance, expiring on March 20, 2016.

The Facility matures on February 29, 2016 and bears interest at a rate of 6.0% per annum. The Facility is secured under a general security agreement over assets of Renaissance. Subject to the terms and conditions of the Credit Agreement, Renaissance will be advanced the US$20 million upon satisfaction of the escrow release conditions contained therein.

Renaissance will use the Facility for the acquisition of certain Pemex project assets and/or project assets held by the state located in Mexico, and for no other purpose without the prior written consent of the Lender.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the satisfaction of the escrow release conditions contained in the Credit Agreement and the anticipated use of the Facility. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.